Exhibit 99.45

NEWS RELEASE

Gunnison Copper Signs Letter of Intent with Defense and Mineral Exploration Tech Start-Up Lunasonde to Assess Its Revolutionary Technology to Explore for Copper, Other Critical Minerals, and Rare Earth Elements in Arizona’s Cochise Mining District

Evaluating Airborne Georadiotomography (aGRT) for Potential Copper and Rare Earth Targeting

September 23, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce that it has entered into a non-binding Letter of Intent (“LOI”) with Lunasonde Inc. (“Lunasonde”), a U.S.-based defense technology start-up specializing in airborne based subsurface imaging.

Under the LOI, Gunnison will provide access to its district-scale land package in southeastern Arizona, allowing Lunasonde to test and refine its advanced experimental remote sensing technology. The goal is to accelerate the identification of new copper, other critical minerals, and rare earth element targets within the Company’s Cochise Mining District assets.

“Geology like that of the Cochise Mining District has been known to host at least 12 of the Critical Minerals so important to the US supply chain, yet most of this geology lies, un-explored, beneath thick alluvial cover. We are delighted to explore this partnership with Lunasonde who’s technology has the potential to see through this cover and make new discoveries”, stated Stephen Twyerould, President & Chief Executive Officer.

“Our partnership presents an unparalleled opportunity to demonstrate how Lunasonde can accelerate critical mineral exploration” says Jeremiah Pate, Lunasonde’s Founder and Chief Technology Officer.

The parties intend to apply for funding of this venture under the United States Department of Energy (“DOE”) ROCKS (Reliable Ore Characterization with Keystone Sensing) Program. The transaction remains subject to the negotiation and execution of definitive agreements, successful submission and approval of the DOE funding application, and customary closing conditions.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 831,6 million tons with a total copper grade of 0.31% (Measured Mineral Resource of 191.3 million tons at 0.37% and Indicated Mineral Resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Dr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com

ABOUT LUNASONDE

Lunasonde Inc. is a defense and mineral exploration technology startup dedicated to revolutionizing subsurface sensing using its novel radar system capable of discerning underground features from aerial and space platforms. Their mission is to address the scarcity of critical minerals and life-sustaining natural resources by delivering rapid, high-resolution subsurface data via aerial radar combined with advanced processing pipelines. The company’s solutions support commercial, defense, and humanitarian applications—enabling resource mapping, recurring monitoring, and exploration in environmentally sensitive or politically challenging areas on Earth, and, ultimately, celestial bodies.

For more information, please visit www.lunasonde.com.

For further information regarding this press release, please contact: Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) timelines for future production and production capacity from the Company’s mineral projects; (v) details of the transaction with Lunasdone; (vi) the potential for identification of new copper and rare earth element targets; (vii) the results of the preliminary economic assessment on the Gunnison Project; and (viii) the exploration and development of the Company’s mineral projects.

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In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the parties will execute a definitive agreement and receive DOE funding, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource and reserve estimates, , copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, failure to execute a definitive agreement with Lunasonde, failure to receive DOE funding, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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